Kulicke and Soffa Industries, Inc.	Exhibit 12
Fixed Charge Coverage Ratio Calculation
Dollars in thousands

	Fiscal Year Ended September 30,					Three Months ended December 31, 2004
	2000	2001	2002	2003	2004	2004
Interest expense, including amortization of debt issue costs	$7,699	$13,933	$18,687	$17,431	$10,466	$846
Portion of rental expense deemed to represent interest	1,075	2,302	3,881	3,724	2,529	664

Total Fixed Charges	$8,774	$16,235	$22,568	$21,155	$12,995	$1,510

Earnings before fixed charges:

Income (loss) from continuing operations before income tax	$148,413	$(77,547)	$(233,615)	$(46,402)	$64,078	$(5,289)
Equity in loss of joint ventures and minority interest	1,221	(352)	(10)	—	—	—
Fixed charges	8,774	16,235	22,568	21,155	12,995	1,510

Total earnings (loss) before fixed charges	$158,408	$(61,664)	$(211,057)	$(25,247)	$77,073	$(3,779)

Ratio of earnings to fixed charges (1)	18	—	—	—	6	—

(1)	We would have had to generate additional earnings of $77.9 million in 2001, $233.6 million in 2002, $46.4 million in 2003 and $5.3 million in the three months ended December 31, 2004 to achieve a ratio of 1:1.